Filed by The Chubb Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No.: 1-8661

Date: July 6, 2015

The following document was provided to Chubb managers on July 6, 2015.

July 6, 2015

Dear Management Team,

As we announced last week, Chubb has agreed to be acquired by ACE Limited for a price that represents a premium of approximately 30% based on the June 30th closing prices of Chubb and ACE. This amounts to $7 billion in increased value for Chubb shareholders, including those who are Chubb employees.

As I noted in our press release announcing the acquisition, this is a compelling transaction that will combine two very successful companies with exceptional strengths in product, distribution, customer segments and underwriting cultures. This transaction was not the result of a process initiated by our Board of Directors to sell Chubb. Rather, ACE approached us with a proposal that resulted in a substantial premium to our shareholders in a transaction that has a strong business and strategic logic. The Board evaluated the proposal thoroughly, with the assistance of outside financial advisors. The Board concluded that the proposed acquisition was in the best long-term interests of Chubb’s shareholders and its other constituencies and, consistent with the Board’s fiduciary duties, the Board approved the transaction.

The combination of Chubb with ACE will better enable us to compete in the elite group of global P&C insurers – with greater financial strength, a stronger global presence, a wider range of product offerings and the critical scale to invest in the business. The combined company will have opportunities to grow in ways that might not otherwise be available to us as separate companies. As a combined enterprise, we will also have increased financial and talent resources, data and insight that, paired with our respective skills and experience, will drive profitable new growth opportunities in more markets around the world.

Importantly, the combined company will adopt the Chubb name – a clear indication of ACE’s respect for the Chubb brand and the heritage of quality and outstanding service it represents. In addition, after the transaction closes, our current Warren, New Jersey location will house a substantial portion of the headquarters function of the combined company’s North American Division.

We recognize that in any transaction of this nature, there are bound to be questions about what will this mean in general for Chubb’s business areas and more specifically for given groups or individuals. In this regard, it is important to note that Chubb and ACE’s strengths in many areas complement each other, without significant overlap. Even where there is overlap in a particular market area, often we are focused on different segments within that market area. We believe that the complementary nature of our businesses will provide the combined company with greater growth opportunities, which in turn could lead to additional career opportunities in the combined organization.

Of course, the transaction also contemplates the achievement of cost synergies in order to make the economics of the deal work. We will work with ACE in putting together an integration team with members from both companies which will develop an integration process, and that will take some time. Nevertheless, it is important to recognize that Chubb and ACE are each meritocracies and, to the extent that jobs overlap, it is our intention that the best people will be chosen to fill these jobs.

We are committed to maintaining regular communication with all employees as we proceed toward the closing and the integration process plays out. We also are committed to ensuring that any employees that are impacted by the transaction are treated fairly.

If you have not already done so, we encourage you to organize face-to-face meetings with members of your team to discuss the transaction and the underlying rationale. A set of talking points accompanies this letter, and a set of Q&A on the transaction is being provided to all employees as well as information on compensation and benefits. If you are asked questions that you are not yet equipped to answer, please do not speculate. Simply reply that you are not in a position to respond at this time but will pass on additional information as it becomes available.

The transaction is expected to close in the first quarter of 2016. Until then, it’s business as usual at Chubb, and it’s important that we continue delivering the same level of service to our producers and policyholders for which Chubb is renowned.

This transaction is an important step for Chubb in a changing competitive environment. I am confident that it positions us, in combination with ACE, to drive growth and profitability for many years to come.

Sincerely,

John Finnegan

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of Chubb by ACE, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of ACE and Chubb. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where ACE and Chubb do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which ACE and Chubb operate; judicial or regulatory judgments and legal proceedings; ACE’s ability to complete the acquisition and integration of Chubb successfully; and other factors that may affect future results of ACE and Chubb.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in ACE’s 2014 Annual Report on Form 10-K and Chubb’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, ACE will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of ACE and Chubb, and a Prospectus of ACE, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving ACE and Chubb will be submitted to ACE and Chubb shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ACE AND CHUBB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about ACE and Chubb, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ACE Limited, 17 Woodbourne Avenue, Hamilton, HM08, Bermuda, Attention: Investor Relations, 441-299-9283, or to The Chubb Corporation, 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061, Attention: Investor Relations, 908-903-2365.

PARTICIPANTS IN THE SOLICITATION

ACE, Chubb, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ACE’s directors and executive officers is available in ACE’s proxy statement for its 2015 Annual General Meeting of Shareholders filed with the SEC on April 8, 2015. Information regarding Chubb’s directors and executive officers is available in Chubb’s proxy statement for its 2015 Annual Meeting of Shareholders filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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